SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 October 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 October 2018 re: Director/PDMR Shareholding

1 October 2018

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Sharesave Scheme 2018 Option to Acquire Shares
The Group announces that an option to acquire Shares was granted on 28 September 2018 under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 47.92 pence per Share to the following PDMR:

Name	Sharesave Options
Jen Tippin	11,268

Dividend Reinvestment Plan Share Acquisitions
Described below are the details of the number of Shares acquired by PDMRs through the reinvestment of the interim dividend for 2018 paid by the Group on 26 September 2018.

Name	Shares
Antonio Lorenzo	145
Vim Maru	11
Zak Mian	18,181
Janet Pope	6,680
Stephen Shelley	497

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.60992	145

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	26 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.60992	11

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	26 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.60992	412
	Held in own name	GBP00.608979	7

d)	Aggregated information - Aggregated volume - Price	419 GBP00.60945
e)	Date of the transaction	26 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Halifax Share Dealing Account (as nominee or in an ISA)	GBP00.60689	1,441
	Global Nominee Account	GBP00.606938	16,321

d)	Aggregated information - Aggregated volume - Price	17,762 0.606914
e)	Date of the transaction	27 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.60992	675

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	26 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Global Nominee Account	GBP00.606938	6,005

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	27 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares through the reinvestment of the interim dividend for 2018
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.60992	497

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	26 September 2018
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jen Tippin
2	Reason for the notification
a)	Position/status	Group People & Productivity Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options over Ordinary Shares of 10p each granted on 28 September 2018 at GBP00.4792 per Share under the Lloyds Banking Group Sharesave Scheme 2017, an all-employee share plan. N/A
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 47.92 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Share Incentive Plan	GBP00.4792	11,268

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2018
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 October 2018